UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-20202

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CREDIT ACCEPTANCE CORPORATION

25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

TABLE OF CONTENTS

Page Number
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	5
Notes to Financial Statements	6
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	13
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	14
Exhibit Index	15
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the
Credit Acceptance Corporation 401(k) Plan and Trust
We have audited the accompanying statements of net assets available for benefits of Credit Acceptance Corporation 401(k) Plan and Trust (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Credit Acceptance Corporation 401(k) Plan and Trust as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule, Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Credit Acceptance Corporation 401(k) Plan and Trust’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Southfield, Michigan
June 20, 2016

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2015	2014
ASSETS:
Participant-directed investments—at fair value:
Mutual funds	$40,471,868	$35,528,781
Credit Acceptance stock fund	8,600,305	4,237,357
Collective trust fund	1,055,955	—
Pooled separate account	—	3,307,979
Total investments—at fair value	50,128,128	43,074,117

Notes receivable from participants	2,537,051	2,166,628

Contributions receivable from employer	106,142	—

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	52,771,321	45,240,745
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,200)	(18,422)

NET ASSETS AVAILABLE FOR BENEFITS	$52,763,121	$45,222,323

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2015
INVESTMENT ACTIVITY:
Interest and dividends	$1,605,605
Net depreciation in fair value of investments	(2,166,614)
Total investment activity	(561,009)

Interest income on notes receivable from participants	100,886

CONTRIBUTIONS:
Participant	6,492,910
Employer	3,108,132
Rollovers	1,490,720
Total contributions	11,091,762

DEDUCTIONS:
Benefits paid to participants	(3,033,342)
Administrative expenses	(57,499)
Total deductions	(3,090,841)

Net increase	7,540,798

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	45,222,323
End of year	$52,763,121

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following brief description of the Credit Acceptance Corporation (the “Company”, “Credit Acceptance”, “we”, “our”, “us”) 401(k) Plan and Trust (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan available to all salaried and hourly employees on the first day of the month following the month of hire. In order to participate in the Plan, employees need to be 21 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

During 2015, the Company elected to change the Plan's trustee from John Hancock Financial ("John Hancock") to Fidelity Management Trust Company ("Fidelity"). On October 1, 2015, account balances held at John Hancock were transferred to Fidelity for deposit into participants’ accounts.

Contributions – Participants can elect to contribute 1% to 75% of their gross eligible pay subject to the statutory limitation of $18,000 for the 2015 calendar year, except for participants eligible to make additional catch-up contributions of up to $6,000.   Participants are allowed to make after-tax contributions to the Plan subject to the same statutory limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  The initial participant contribution percentage for all new employees automatically enrolled in the Plan is 6% of their eligible gross pay. The participant contribution percentage for employees automatically enrolled in the Plan is increased annually, on the first day of each calendar year, by 1% of participants' eligible gross pay up to a maximum contribution of 10% is reached. We match contributions equal to 100% on the first 1% participants contribute and an additional 50% on the next 5% participants contribute.  We contribute a maximum of 3.5% of each participant’s eligible gross pay on a per pay period basis. We may also make a discretionary profit sharing contribution as described in the Plan agreement.  We did not make a discretionary profit sharing contribution during the year ended December 31, 2015.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and our matching contributions plus an allocation of discretionary contributions, if any, and Plan earnings and losses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  Participant accounts may also be charged with an allocation of certain administrative expenses.  Allocations are based on the number of participants in the Plan, the value of participant account balances, or specific participant transactions, as defined.

Vesting – Participants are immediately vested in their voluntary contributions and our matching contributions plus actual earnings thereon.

Notes Receivable from Participants – Subject to predefined conditions and terms, a participant may borrow from their fund accounts up to 50% of the participant’s vested fund balance, not to exceed $50,000.  Notes receivable are secured by the balances in the participants’ accounts and bear interest rates from 3.25% to 8.50% for balances outstanding at December 31, 2015 and 2014.  The interest rate is based on the prime rate (as published in the Wall Street Journal on the day the loan is initiated) plus 1%. The notes receivable from participants generally have a maximum repayment period of 5 years, except the maximum repayment period may be extended up to 10 years for the purchase of a principal residence.  Principal and interest is paid ratably through bi-weekly or semi-monthly payroll deductions.

Payment of Benefits – Upon termination of service, death, disability, or retirement, a participant may elect to receive the value of the participant’s vested fund balance in either a lump-sum amount or in installment payments if certain criteria are met.  All benefits requested before December 31, 2015 were paid prior to year-end.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

Fully Benefit-Responsive Investment Contracts – Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan held investment contracts through a collective trust fund and a pooled separate account as of December 31, 2015 and 2014, respectively.  The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Total adjustment from fair value to contract value for fully benefit-responsive investment contracts was $8,200 and $18,422 for December 31, 2015 and 2014, respectively.

The investment contracts through the collective trust fund and the pooled separate account are reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investments, less participant withdrawals and administrative expenses.  The earnings are provided by the yield on the investment contract (which is determined by the performance of the underlying investments). The interest rates may be reset not more frequently than daily and not less frequently than quarterly.  The average yield and average crediting interest rates were 1.76% and 1.92%, respectively, based on an annualized rate derived from the daily interest factor applied on December 31, 2015 and 2014. Interest is credited monthly to the account and is guaranteed to be not less than 0% before any deduction for expenses.

The collective trust is comprised of investment contracts valued at the net asset value (“NAV"), and a participant’s ownership of the collective trust is represented by units.  Units are issued and redeemed daily at the collective trust’s constant NAV of $1 per unit.  The collective trust allows for daily liquidity with no additional notice required for redemption.  Although it is the policy of the collective trust to use its best efforts to maintain a stable NAV of $1 per unit, there is no guarantee that the collective trust will be able to maintain that value. The collective trust is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan. The Plan purchases a wrap contract from a financial services institution. A collective trust credits a stated interest rate for a specified period of time. Gains and losses from the underlying investments are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Participants ordinarily may request the withdrawal or transfer of all or a portion of their investment in the collective trust at contract value. Withdrawals initiated by the Plan Administrator will normally be provided at contract value as soon as practicable within 12 months following written notice to the collective trust trustee.  The collective trust imposes certain restrictions on the Plan. The collective trust is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets that are not otherwise invested in money market funds.  For example, this could result from the collective trust’s inability to promptly find a replacement wrap contract following termination of a wrap contract.  The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.  In the event that an issuer of a wrap contract fails to perform as intended, the collective trust’s NAV may decline if the market value of its assets declines. The Plan sponsor believes the occurrence of events and circumstances that would cause the collective trust to transact at less than contract value is not probable.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the pooled separate account at contract value. The investment contracts through the pooled separate account have certain restrictions that impact the ability to collect the full contract value; for example, the Plan may not fully withdraw from the account without incurring a penalty, unless the Plan sponsor provides 12 months’ advance notice to the contract issuer.  In the event that the investment contract is terminated by the Plan trustee or the Plan, without advance notice, a market adjustment penalty will apply.  In addition, withdrawals initiated by the Plan sponsor for events including, but not limited to, total or partial plan termination, mergers, spin-offs, lay-offs, early retirement incentive programs, sales or closings, bankruptcy or receivership will be subject to the market rate adjustment to the extent they exceed a predetermined threshold (10% of the Plan’s investment in the pooled separate account). Any transfers out of the pooled separate account must first go through a non-competing investment option and reside there for at least 90 days before transfer to a competing investment option, such as fixed income funds including but not limited to, guaranteed investment contracts, money market funds, or short-term bonds.  Additionally, there are no unfunded commitments to the pooled separate account for which the Plan sponsor is liable. The Plan sponsor believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The contract issuers may not terminate the investment contracts at any amount less than contract value.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Valuation of Investments and Income Recognition – Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for additional information regarding fair value measurements.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan administrator deems this participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period. Actual results could differ from those estimates.

Payments of Benefits – Benefits are recorded when paid.

Administrative Expenses – Certain expenses of maintaining the Plan are paid by us. Transactional fees are charged directly to the respective participant’s account and are included in administrative expenses.

New Accounting Updates – (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12 which amends Topic 960 (Plan Accounting: Defined Benefit Pension Plans), Topic 962 (Defined Contribution Plans), and Topic 965 (Health and Welfare Benefit Plans). The amendments in Part I of ASU No. 2015-12 eliminate the requirements that employee benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value. The amendments in Part II of ASU No. 2015-12 will require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation or depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU No. 2015-12 provide a practical expedient to permit plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. ASU No. 2015-12 is effective for annual periods beginning after December 15, 2015. Early adoption is permitted, but the plan has not yet adopted ASU No. 2015-12. While the adoption of ASU No. 2015-12 is not expected to have a material impact to the Plan's financial statements, we expect that it will change the presentation of the statements of net assets available for benefits and will simplify the presentation of the Plan's investment disclosures.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). In May 2015, the FASB issued ASU No. 2015-07 which amends Topic 820 (Fair Value Measurement). ASU No. 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. ASU No. 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU No. 2015-07 is effective for annual periods beginning after December 15, 2015. Early adoption is permitted, but the Plan has not yet adopted ASU No. 2015-07. The adoption of ASU No. 2015-07 will simplify the presentation of the Plan's fair value disclosures.

Subsequent Events – We have evaluated events and transactions occurring subsequent to the Statement of Net Assets Available for Benefits date of December 31, 2015 for items that could potentially be recognized or disclosed in these financial statements.  We did not identify any items which would require disclosure in or adjustment to the financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We group assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. A description of the investment assets measured at fair value using this methodology is as follows:

Mutual Funds:
Mutual funds are valued at the daily closing price as reported by the funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Credit Acceptance Stock Fund:
This fund includes our publicly traded common stock as well as a money market fund. Our common stock is valued at quoted prices available on the NASDAQ Global Select Market and the money market fund is valued based on quoted prices in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.  A description of the investment assets measured at fair value using this methodology is as follows:

Collective Trust Fund and Pooled Separate Account:
The fair value of the collective trust fund and the pooled separate account is based on the NAV of the underlying investments, as reported to the Plan by the contract issuer. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. These investments are comprised of a portfolio of underlying securities that can be valued on active markets or model-based valuation techniques for which all significant assumptions are observable in the market. Fair value of the contract is calculated by applying the Plan’s percentage ownership in the respective investment to the total net asset value of the investment’s underlying securities.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market.  These unobservable assumptions reflect estimates or assumptions that market participants would use in pricing the asset or liability.  None of our investment assets were measured at fair value using this methodology.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.    FAIR VALUE MEASUREMENTS (Concluded)

Investments measured at fair value on a recurring basis at December 31, 2015 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$2,973,965	$—	$—	$2,973,965
Balanced funds	32,163,236	—	—	32,163,236
Growth funds	2,552,587	—	—	2,552,587
Fixed income funds	1,188,122	—	—	1,188,122
Other funds	1,593,958	—	—	1,593,958
Total mutual funds	40,471,868	—	—	40,471,868

Credit Acceptance stock fund	8,600,305	—	—	8,600,305

Collective trust fund	—	1,055,955	—	1,055,955

Total investments at fair value	$49,072,173	$1,055,955	$—	$50,128,128

Investments measured at fair value on a recurring basis at December 31, 2014 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$6,394,145	$—	$—	$6,394,145
Balanced funds	13,882,863	—	—	13,882,863
Growth funds	4,890,345	—	—	4,890,345
Fixed income funds	2,437,624	—	—	2,437,624
Other funds	7,923,804	—	—	7,923,804
Total mutual funds	35,528,781	—	—	35,528,781

Credit Acceptance stock fund:
Credit Acceptance Corporation common stock	3,973,077	—	—	3,973,077
Money market fund	264,280	—	—	264,280
Total Credit Acceptance stock fund	4,237,357	—	—	4,237,357

Pooled separate account	—	3,307,979	—	3,307,979

Total investments at fair value	$39,766,138	$3,307,979	$—	$43,074,117

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.    INVESTMENTS

Investments representing five percent or more of the Plan’s net assets available for benefits are as follows:

	As of December 31,
	2015	2014
Credit Acceptance Corporation Common Stock	$8,600,305	$3,973,077
Vanguard Target Retirement 2040 Fund	6,511,932	2,772,681
Vanguard Target Retirement 2030 Fund	6,167,302	(b)
Vanguard Target Retirement 2035 Fund	5,645,533	(b)
Vanguard Target Retirement 2045 Fund	4,861,657	2,496,943
Vanguard Target Retirement 2025 Fund	3,197,204	(b)
Vanguard 500 Index Fund (Admiral Shares)	(b)	3,636,592
NYL Insurance Anchor Account IV (a)	(b)	3,289,557
American Funds - The Growth Fund of America (Class R6)	(b)	2,368,500

(a)	Interest in pooled separate account relating to a fully benefit-responsive investment contract is reported at contract value. All other investments are reported at fair value.

(b)	Investment did not represent five percent or more of the Plan’s assets as of December 31 of the respective plan year.

The following table presents total realized and unrealized appreciation and depreciation on the Plan’s investments for the year ended December 31, 2015:

For the Year Ended December 31, 2015
Mutual funds	$(4,359,820)
Credit Acceptance stock fund	2,142,586
Pooled separate account	43,493
Collective trust fund	7,127
Net depreciation of investments	$(2,166,614)

5.	RELATED PARTY TRANSACTIONS

The Credit Acceptance Stock Fund and the pooled separate account qualify as party-in-interest investments.  Prior to the change of Plan trustees to Fidelity on October 1, 2015, John Hancock served as trustee and investment manager of the pooled separate account offered to Plan participants.

6.	PLAN TERMINATION

Although we have not expressed any intent to do so, we have the right under the Plan to discontinue our contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

7.	TAX STATUS

We use a volume submitter plan document created by the Plan trustee. The Plan trustee received an advisory letter from the IRS, dated March 31, 2014, which states that the volume submitter plan document satisfies the applicable provisions of the Code. Since the Plan uses this volume submitter plan document, this advisory letter applies to the Plan. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2015 and 2014 to Form 5500:

	As of December 31,
	2015	2014
Net assets available for benefits per the financial statements	$52,763,121	$45,222,323
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,200	18,422
Net assets available for benefits per the Form 5500	$52,771,321	$45,240,745

The following is a reconciliation of the net increase per the financial statements for the year ended December 31, 2015 to Form 5500:

For the Year Ended December 31, 2015
Net increase per the financial statements	$7,540,798
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2015	8,200
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	(18,422)
Net income per the Form 5500	$7,530,576

As discussed in Note 2, the plan invests in fully benefit-responsive investment contracts.  For financial reporting purposes, the net assets available for benefits are recorded at contract value.  Form 5500 records net assets available for benefits at fair value.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balance and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

CREDIT ACCEPTANCE CORPORATION
401(k) PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

(a)	(b)	(c)	(e)
	Identity of Issuer	Description of Investment	Current Value
*	Credit Acceptance Corporation	Credit Acceptance Corporation Stock Fund	$8,600,305
	Vanguard Group, Inc	Vanguard Target Retirement 2040 Fund	6,511,932
	Vanguard Group, Inc	Vanguard Target Retirement 2030 Fund	6,167,302
	Vanguard Group, Inc	Vanguard Target Retirement 2035 Fund	5,645,533
	Vanguard Group, Inc	Vanguard Target Retirement 2045 Fund	4,861,657
	Vanguard Group, Inc	Vanguard Target Retirement 2025 Fund	3,197,204
	Vanguard Group, Inc	Vanguard Target Retirement 2050 Fund	2,577,219
	Vanguard Group, Inc	Vanguard 500 Index Fund (Admiral Shares)	1,774,693
	Vanguard Group, Inc	Vanguard Target Retirement 2020 Fund	1,710,162
	Putman Fiduciary Trust Company	Putnam Stable Value Fund	1,055,955
	T. Rowe Price Associates, Inc	T. Rowe Price New Horizons Fund	923,345
	Capital Research and Management Co	American Funds - The Growth Fund of America (Class R6)	910,177
	Vanguard Group, Inc	Vanguard Mid-Cap Index Fund (Admiral Shares)	831,520
	Janus Capital Management LLC	Janus Enterprise Fund (Class N)	719,065
	Vanguard Group, Inc	Vanguard Target Retirement 2055 Fund	672,500
	Vanguard Group, Inc	Vanguard Total Bond Market Index Fund (Admiral Shares)	564,946
	Capital Research and Management Co	American Funds - The Bond Fund of America R6	391,755
	Capital Research and Management Co	American Funds - EuroPacific Growth Fund (Class R6)	388,300
	Vanguard Group, Inc	Vanguard REIT Index Fund Admiral Shares	387,785
	Vanguard Group, Inc	Vanguard Small-Cap Index Fund (Admiral Shares)	367,752
	Vanguard Group, Inc	Vanguard Target Retirement 2015 Fund	332,938
	Vanguard Group, Inc	Vanguard Total International Stock Index Fund (Admiral Shares)	184,137
	J.P. Morgan Investment Management Inc	JPMorgan Intrepid Value Fund Class R6 Shares	183,504
	Vanguard Group, Inc	Vanguard Target Retirement 2010 Fund	181,207
	T. Rowe Price Associates, Inc	T. Rowe Price Mid-Cap Value Fund	179,392
	Vanguard Group, Inc	Vanguard Target Retirement Income Fund	179,193
	Pacific Investment Management Co LLC	PIMCO High Yield Fund (Institutional Class)	160,593
	Capital Research and Management Co	American Funds - New World Fund (Class R6)	101,241
	Harbor Capital Advisors Inc	Harbor International Fund (Institutional Class)	86,410
	Franklin Advisers, Inc	Templeton Global Bond Fund (Class R6)	70,828
	Vanguard Group, Inc	Vanguard Target Retirement 2060 Fund	69,709
	Ivy Investment Management Co	Ivy Asset Strategy Fund (Class I)	55,198
	Aberdeen Asset Management Inc	Aberdeen Emerging Markets Fund (Institutional Class)	50,985
	Allianz Global Inv Fund Mgmt. LLC	AllianzGI NFJ Small-Cap Value Fund (Institutional Class)	31,889
	Pacific Investment Management Co LLC	PIMCO All Asset Fund (Institutional Class)	1,797
*	Participant	Loans to participants 3.25% to 8.50%	2,537,051
			$52,665,179
 * Party-in-interest

Column (d), Cost, has been omitted as all investments are participant-directed

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

Date: June 20, 2016	By:	/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer of Credit Acceptance Corporation

EXHIBIT INDEX

Exhibit
Number                      Description

23.1                     Consent of Grant Thornton LLP